August 13, 2008

Gary Newberry
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Dear Mr. Newberry,

     ECCO received your review of our financial statements and related disclosures on August 7, 2008.  We have examined these statements and feel that they will take considerable time involving several parties to properly answer.  However, we are currently working on the filing of the June 30, 10-Q.  In order to properly address the issues in your review, we request an addition 10 business days after the initial due date.  We feel that we can properly answer your queries by September 4, 2008.  Please accept this additional time frame so we may properly consider our answers.

     Thank you.  Please let me know if other information is necessary.

Sincerely,

N. Wilson Thomas
CFO, ECCO Energy
3315 Marquart St., Suite 206
Houston, Texas 77027